UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Mad Catz Interactive Incorporated
(Registrant’s name)

141 Adelaide Street West, Suite 400, Toronto, Ontario M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

MAD CATZ INTERACTIVE INCORPORATED

By:	/s/ ANDREW SCHMIDT
Andrew Schmidt Chief Financial Officer

Date: November 4, 2002

News Announcement	For Immediate Release

Contact: Morris Perlis Mad Catz Interactive, Inc. 416/368-4449 ext. 239 or mperlis@madcatz.com	Nathan Ellingson, Joseph Jaffoni Jaffoni & Collins Incorporated 212/835-8500 or mcz@jcir.com

MAD CATZ FISCAL 2003 SECOND QUARTER NET SALES RISE 10%

- Reiterates Fiscal Year ’03 Guidance of $100 Million Net Sales, $0.11 EPS -

San Diego, California and Toronto, Ontario, November 4, 2002 — Mad Catz Interactive, Inc. (AMEX/TSE: MCZ), a leading manufacturer of video game accessories, announced today financial results for the second quarter and six months ended September 30, 2002.

Net sales for the second quarter ended September 30, 2002 increased 10% to $17.3 million from $15.7 million in the year ago period. Gross profit for the quarter was $3.8 million, compared to $4.1 million in the year ago period. SG&A in the fiscal 2003 second quarter increased 18% to $3.2 million from $2.7 million in the year ago period. Selling expenses as a percentage of net sales decreased to 9.2% compared to 10.1% for the same period last year. Administrative expenses in the quarter increased to $1.6 million compared to $1.1 million in the year ago period, consistent with the first quarter of fiscal 2003 and within management expectations. EBITDA (Earnings Before Interest, Tax, Depreciation, and Amortization) declined approximately 50% to 0.7 million in the quarter ended September 30, 2002 from $1.4 in the 2001 quarter. The loss before taxes and goodwill for the quarter ended September 30, 2002 was $0.3 million, or $0.00 per share, compared to income before taxes of $0.8 million, or $0.02 per share, in the year ago period. Net income for the quarter was break even, compared to net income of $0.3 million or $0.01 per share, for the same period last year.

Net sales for the six months ended September 30, 2002, increased to $30.0 million from $29.7 million in the year ago period, while gross profit declined 26.2% to $5.5 million from $7.5 million, in the first six months of fiscal 2002. SG&A for the first half of fiscal 2003 were $6.2 million compared to $5.6 million in the year ago period. Selling expenses as a percentage of net sales decreased to 10.6% for the first half of fiscal 2003 from 11.0% in the first half of fiscal 2002. Administrative expenses as a percentage of net sales increased to 10.1% from 7.7% in the year ago period. For the six months ended September 30, 2002, Mad Catz realized an EBITDA loss of $0.7 million compared to EBITDA of $1.9 million in the year ago period. Loss before taxes and goodwill for the first six months of fiscal 2003 was $1.9 million versus income before

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Mad Catz Interactive, 11/4/02	page 2

taxes and goodwill of $0.9 million in the year ago period. The Company reported a net loss for the first six months of fiscal 2003 of $1.5 million, or $0.03 per share, compared to break even results for the year ago period.

Fiscal 2003 Second Quarter Highlights:
•	Growing North American market penetration
•	Completed roll out to new leading U.S. retail accounts
•	Significant Canadian sales growth, $0.8 million, up from $0.2 million, a 230% increase
•	Significant international sales growth, $5.1 million, up from $1.6 million, a 230% increase
•	Presented “Electronics Execution Vendor Award” by Target Stores for leading execution of any electronics supplier
•	Executing on UK direct sales initiatives
•
Negotiated agreement with Dixons Group plc., Europe’s largest specialist retailer of consumer electronics, to offer Mad Catz’ full line-up of gaming accessories beginning October 2002 in its UK chains Dixons, Currys and PC World

•	New product introductions
•	Lynx wireless controllers for Sony PlayStation2
•	microCON, smaller-sized controllers, available for every next generation console

Commenting on the results, Morris Perlis, President and CEO of Mad Catz Interactive, Inc., said, “We are pleased with our results for the second quarter. Sales during the quarter combined with third quarter levels to date place us firmly on track to meet our full year net sales and EPS guidance. Additionally, we believe second quarter sales trends, the attractive consumer price points of our products, and the strongest retail distribution in our history, all suggest that Mad Catz will experience a strong holiday season.

“Importantly, Mad Catz achieved 10% net sales growth during the quarter. This growth is even more impressive considering the expiration last year of our PS2 memory card license. As we indicated previously, our licenses for PS2 memory cards expired in December of last year for North America and will expire later this month for Europe. On a pro forma basis, when excluding all current and past PS2 memory card sales, Mad Catz fiscal 2003 second quarter sales increased approximately 53%, year over year. While the PS2 memory card was an important product for Mad Catz, the pro forma growth clearly highlights our ability to drive sales growth through innovative, leading edge product design and our strong retail relationships. We are also particularly pleased with our successes during the quarter of our Canadian and international sales initiatives. In April of this year, we shifted to a direct sales model in the U.K., which is already delivering positive results. During the quarter, we were extremely pleased with our international and Canadian sales, with both recording increases in excess of 200%.

“We made further progress in the quarter on our PS2 memory card sales replacement initiative, as we successfully built and deepened relationships with important U.S. retailers. We are pleased to be supplying the most prominent retailers in the business and look forward to extending our relationships with each of them. Reflecting our long-term commitment to building strong retailer relationships, Mad Catz received Target Stores’ ‘Electronics Execution Vendor Award,’ a great honor for the Company, and an acknowledgment of our ability to effectively manage customer inventory, price products competitively, and ensure timely order deliveries.

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Mad Catz Interactive, 11/4/02	page 3

“Our 22% gross margin for the quarter is a significant improvement from the 13% in the first quarter. This improvement demonstrates that we have worked through the impact of first party price cuts which occurred during our fiscal first quarter. Our continuing effort to contain costs allowed us to make significant strides during the quarter towards reaching our goal of 24% – 25% gross margins and, although we are not there yet, we continue to actively pursue manufacturing and material cost reductions to improve our margins.”

Darren Richardson, President and COO of Mad Catz added, “The new products introduced during the quarter were hits with consumers and retailers alike, and are great examples of our market leading design and manufacturing capabilities. For the introduction of the Lynx wireless controller for PS2, we leveraged our design expertise from our market-leading 900 MHz rechargeable wireless controller for PS2, creating a high quality, lower cost, battery operated product that provides a gaming experience for PS2 not offered by the first party. We anticipate repeating this success with the upcoming rollouts of Lynx wireless controllers for Xbox this holiday season. The August introduction of the microCON controllers is another example of our product design leading the industry and being first-to-market with a solution not provided by other manufacturers.

“Subsequent to the end of the second quarter we announced the availability of our Blaster for the Xbox console. As the first light gun to market for Xbox, we are confident in our ability to capture a large portion of the sales this holiday selling season associated with first-person shooter games. We are also looking forward to introducing additional products that we announced at E3, notably our microCON range of reduced size racing wheels. These and other new products that will be announced and rolled out going forward, further assert Mad Catz’ position as an innovator in the industry and a leader in product quality and design.”

Business Outlook and Guidance
For the fiscal year ending March, 31 2003, Mad Catz expects to meet its previously issued financial guidance of approximately $100-$105 million in net sales and earnings per share of approximately $0.11.

In closing, Mr. Perlis added, “We are affirming our guidance based on the strong sequential quarterly improvements in sales and gross margins, the positive acceptance of our new product introductions, sales progress in Canada and Europe and our deepened retail relationships where a broader assortment of SKUs are being carried. Although the overall retail market displays cause for concern, we remain optimistic about the outlook for the video game accessory segment for this holiday season.”

The Company will host a conference call and simultaneous webcast today, November 4, 2002, at 11:00 a.m. EST. Following its completion, a replay of the call can be accessed for 30 days on the Internet from the Company’s Web site (www.madcatz.com, select “Investors”) or for 7 days via telephone at 800/633-8284 (reservation # 20980094) or, for International callers, at 402/977-9140.

About Mad Catz Interactive, Inc.
Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of high quality, competitively priced accessories for video game consoles and portables. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry,

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Mad Catz Interactive, 11/4/02	page 4

with distribution through nine of the top ten U.S. retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting our current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission.

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Mad Catz Interactive, 11/4/02	page 5

MAD CATZ INTERACTIVE, INC.
Consolidated Statements Of Operations (unaudited, $US)

	Three Months Ended September 30,		Six Months Ended September 30,
	2002	2001	2002	2001
Net sales	$17,312,460	$15,671,400	$29,964,609	$29,705,597
Cost of sales	13,493,064	11,615,676	24,463,163	22,253,357

Gross Profit	3,819,396	4,055,724	5,501,446	7,452,240
Expenses:
Selling expenses	1,600,502	1,588,645	3,188,597	3,259,570
Administrative expenses	1,567,594	1,092,188	3,023,271	2,297,647
Interest expense	453,844	211,090	715,128	439,029
Interest in subordinated debt	—	65,215	—	246,781
Amortization	315,332	234,683	622,622	414,519
Other (income) expenses	(30,744)	—	(40,436)	-—
Foreign exchange (gain) loss	166,665	27,403	(154,451)	(60,539)

	4,073,193	3,219,224	7,354,731	6,597,007
Income before income taxes and goodwill charges	(253,797)	836,500	(1,853,285)	855,233
Income tax (benefit) expense	(336,373)	267,600	(340,838)	356,102

Income (loss) before goodwill charges	82,576	568,900	(1,512,447)	499,131
Goodwill charges	—	244,391	—	488,205

Net income (loss)	$82,576	$324,509	$(1,512,447)	$10,926
Retained earnings (deficit), beginning of period	$(17,923,717)	$(18,129,048)	$(16,328,694)	$(17,815,465)
Retained earnings (deficit), end of period	$(17,841,141)	$(17,804,539)	$(17,841,141)	$(17,804,539)

Income per share before goodwill charges and discontinued operations	$0.00	$0.01	$(0.03)	$0.01
Income (loss) per share on goodwill charges	$0.00	$0.00	$0.00	$(0.01)

Net income (loss) per common share	$0.00	$0.01	$(0.03)	$0.00

Fully diluted Income (loss) per share	$0.00	$0.01	$(0.03)	$0.00

Weighted average number of common shares outstanding	52,955,006	50,817,796	52,933,401	49,511,148

See accompanying notes to the consolidated financial statements

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Mad Catz Interactive, 11/4/02	page 6

MAD CATZ INTERACTIVE, INC.
Condensed Consolidated Balance Sheets ($US)

	September 30, 2002	March 31, 2002
	(Unaudited)
Assets
Current assets:
Cash	$1,643,951	$1,902,966
Accounts receivable	12,262,353	10,276,547
Inventories	29,343,497	15,918,898
Prepaid expenses and deposits	689,541	634,886
Current portion of future income tax assets	2,119,803	2,070,835
Income tax receivable	—	267,495

	46,059,145	31,071,627
Deferred financing fees	477,298	841,817
Capital assets	1,852,051	1,919,749
Goodwill	16,536,318	16,362,175

	$64,924,812	$50,195,368

Liabilities and Stockholders’ Equity
Current liabilities:
Bank loan	$18,843,754	$4,335,084
Cash used, accounts payable, and accrued liabilities	17,628,357	16,106,044

	36,472,111	20,441,128
Future Tax Liability	84,171	136,886
Shareholders’ equity:
Capital Stock	45,593,274	45,554,910
Retained deficit	(17,841,141)	(16,328,694)
Cumulative translation adjustment	616,397	391,138

	28,368,530	29,617,354
Total liabilities and stockholders’ equity	$64,924,812	$50,195,368

See accompanying notes to the consolidated financial statements

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Mad Catz Interactive, 11/4/02	page 7

MAD CATZ INTERACTIVE, INC.
Consolidated Cash Flow Statements (unaudited, $US)

	Three Months Ended September 30,		Six Months Ended September 30,
Cash provided by (used in)	2002	2001	2002	2001
Operating activities:
Net (loss) income	$82,576	$324,509	(1,512,447)	$10,926
Items not involving cash:
Amortization of deferred financing fees	119,375	183,081	245,144	366,694
Foreign exchange	166,665	(361,210)	(154,451)	(447,470)
Amortization	315,332	479,075	622,622	902,725
Future income tax assets	—	117,600	(101,683)	207,576
Changes in non-cash operating working capital:
Accounts receivable	(988,670)	(2,874,547)	(1,936,528)	(5,644,089)
Prepaid expenses & deposits	108,704	(400,799)	66,535	(515,327)
Inventories	(6,101,712)	(5,629,083)	(13,203,200)	(1,465,988)
Accounts payable and accrued liabilities	243,996	8,451,520	1,791,420	10,442,807
Income tax (receivable) payable	(325,716)	—	(221,933)	(2)

Cash provided by (used in) operations	(6,379,450)	290,146	(14,404,521)	3,857,852

Investing activities:
Purchase of capital assets	(374,507)	(229,362)	(554,468)	(296,683)

	(374,507)	(229,362)	(554,468)	(296,683)

Financing activities:
Bank loan	3,999,641	1,473,254	14,508,670	(1,289,798)
Proceeds from issue of share capital	29,539	117,957	38,414	158,739

	4,029,180	1,591,211	14,547,084	(1,131,059)

Effects of exchange rate changes on cash	(212,761)	—	152,890	20,966
Net (decrease) increase in cash	(2,937,538)	1,651,995	(259,015)	2,451,076
Cash at beginning of period	4,581,489	2,254,561	1,902,966	1,455,480

Cash at end of period	$1,643,951	$3,906,556	$1,643,951	$3,906,556

See accompanying notes to the consolidated financial statements

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Mad Catz Interactive, 11/4/02	page 8

MAD CATZ INTERACTIVE, Inc.
Notes to consolidated financial statements

Note 1:    BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS
The unaudited interim period consolidated financial statements as at September 30, 2002, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all information required for complete financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2002.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. (“Mad Catz Canada”), Xencet Massachusetts Inc., FinanceCo, Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz Inc., FX Unlimited Inc., Madcatz Europe Ltd, Madcatz Ltd, Mad Catz (Asia) Limited and Mad Catz Interactive Asia Ltd.

During the year ended March 31, 2001 the Company adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. As at September 30, 2001, all of the assets, except cash, of GTI and Zapyou.com had been disposed. The Company will maintain a provision for accounts payable and accrued liabilities until such time that all recognized obligations of the previous GTI and Zapyou.com business are settled.

During the quarter and the six months ended September 30, 2002 the Company recorded a net profit of $nil (2001 – $nil) in respect of GTI and ZapYou.com. Net sales applicable to GTI and ZapYou.com during the periods presented were $nil (2001 – $nil)

The consolidated balance sheets include the following assets related to discontinued operations:

	30-Sep-02 Unaudited	31-Mar-02 Audited
Cash	$10,926	$520,836

The liabilities of the GTI and ZapYou.com business units, which are included in the consolidated balance sheets are as follows:

	30-Sep-02 Unaudited	31-Mar-02 Audited
Accounts payable and accrued liabilities	$169,443	$424,305

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Mad Catz Interactive, 11/4/02	page 9

Note 2:    FOREIGN EXCHANGE
The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated to United States dollars using the current rate method.

The British Pound is the functional currency of the Company’s UK operations, which are translated to United States dollars using the current rate method.

The Hong Kong Dollar is the functional currency of the Company’s Hong Kong operations, which are translated to United States dollars using the current rate method.

Note 3:    SEGMENTED DATA
The Company’s sales and capital assets are attributable to the following countries (all results are unaudited):

	Three Months Ended September 30,		Six Months Ended September 30,
	2002	2001	2002	2001
Sales
Canada	$762,526	$230,570	$1,266,738	$478,507
United States	11,424,983	13,885,594	21,659,215	26,406,566
International	5,124,951	1,555,236	7,038,656	2,820,524

	$17,312,460	$15,671,400	$29,964,609	$29,705,597

Revenues are attributed to countries based on the location of the customer. During the six months ended September 30, 2002, the Company sold approximately 28% of its products to one customer (2001—approximately 56% to three customers).

	30-Sep-02 Unaudited	31-Mar-02 Audited
Capital assets:
Canada	$4,412	$1,175
United States	1,763,938	1,830,877
International	83,701	87,697

	1,852,051	1,919,749
Goodwill:
Canada	16,536,318	16,362,175

	$18,388,369	$18,281,924

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